P.E. 1/1/02

1-14700



02011848

1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-14218) OF TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 25, 2002



By

Harvey Chang
Senior Vice President & Chief Financial Officer

Recent Developments

As a result of our common shares being listed on the Taiwan Stock Exchange, we are required on an on-going basis to file with the Taiwan Stock Exchange unaudited unconsolidated financial statements as of and for the year-to-date period ending on each of March 31 and September 30. We also regularly release unconsolidated financial statements as of and for the six months ended June 30 and as of and for the year ended December 31. These unconsolidated financial statements are prepared in accordance with generally accepted accounting principles in the Republic of China, also called ROC GAAP, which differ in some material respects from generally accepted accounting principles in the United States, also called US GAAP. For a discussion of the material differences between ROC GAAP and US GAAP, see note 24 to our consolidated financial statements in our Registration Statement on Form F-3 (Registration No. 333-14218), initially filed with the United States Securities and Exchange Commission on December 21, 2001 (as amended, the "Registration Statement"). In addition, by their nature, unconsolidated financial statements are not comparable in material respects with consolidated financial statements, and should not be compared to the consolidated financial statements for prior periods. Because we have released certain unaudited unconsolidated financial statements for 2001, we are required under applicable rules of the United States Securities and Exchange Commission to include those unaudited unconsolidated financial statements in the prospectus constituting part of our Registration Statement.

The summary income statement data and cash flow data for the year ended December 31, 2001 and 2000 and the summary balance sheet data as of December 31, 2001 and 2000 set forth below are derived from the 2001 unaudited unconsolidated financial statements and the 2000 unconsolidated financial statements included in this Report on Form 6-K and should be read in conjunction with, and is qualified in its entirety by reference to, these unconsolidated financial statements.

The unaudited unconsolidated financial statements, including the information summarized below, do not consolidate the financial position and operations of any of our subsidiaries. Instead, the unconsolidated financial statements account for our investments in our subsidiaries, including TSMC International Investment, our holding company for WaferTech, by using equity method accounting, which differs materially from consolidation. Other differences resulting from nonconsolidation include:

- the level of our bank debt which is zero on an unconsolidated level because all of our bank debt is borrowed by one or more of our subsidiaries;
- intercompany sales between Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries are not eliminated; and
- individual assets, liabilities, revenue and expenses of unconsolidated subsidiaries are not included in the unconsolidated financial statements.

For a discussion of the accounting policies used in the unaudited unconsolidated financial statements, see note 1 to the unaudited unconsolidated financial statements included in the Registration Statement. Because we account for subsidiaries in our unconsolidated accounts based on the equity method, our unaudited unconsolidated net assets and net income would generally be the same as in our consolidated accounts. Other amounts in other line items may be materially different in our unconsolidated financial statements from our consolidated financial statements. We can give no assurance as to what the relative level of unconsolidated and consolidated assets, net sales, net income or any other financial statement line item will be for the year ended December 31, 2001.

Summary Unconsolidated Financial Information

	Year ended December 31	
	2000	2001
		(unaudited)
	NT$	NT$
	(in millions, except percentages, earnings per share and per ADS, and operating data)	
Income Statement Data:		
ROC GAAP		
Net sales	166,228	125,888
Cost of sales[1]	(90,231)	(89,507)
Gross profit[1]	75,997	36,381
Operating expenses[1]	(15,456)	(19,039)
Income from operations	60,541	17,342
Non-operating income	5,301	2,892
Non-operating expenses	(2,005)	(9,575)
Income before income taxes	63,837	10,659
Income tax (expense) benefit	1,269	3,824
Net income	65,106	14,483
Earnings per share	5.71	0.83
Earnings per ADS equivalent	28.55	4.15
Average shares outstanding	11,401	16,833
Balance Sheet Data:		
ROC GAAP		
Working capital	44,762	38,442
Long-term equity investments	33,422	32,869
Properties	207,005	215,499
Total assets	340,972	335,735
Long-term bank borrowing[2]	0	0
Long-term debt payable	29,000	24,000
Guaranty deposit-in and other liabilities	9,030	9,334
Total liabilities	79,219	58,545
Shareholders' equity	261,753	277,190
Other Financial Data:		
ROC GAAP		
Gross margin[1]	46%	29%
Operating margin	36%	14%
Net margin	39%	12%
Capital expenditures	79,270	68,002
Depreciation and amortization	33,051	48,876
Cash provided by operating activities	87,800	71,666
Cash used in investing activities	91,130	73,376
Cash provided by (use in) financing activities	22,344	(551)
Net cash flow	(19,014)	(2,261)
Operating Data:		
Wafers sold[3]	3,408	2,159
Average utilization rate	106%	51%

(1) Amounts in 2000 reflect the reclassification of NT$2,072 million from cost of sales to research and development. Please see "Management's Discussion and Analysis of Financial Condition and Consolidated Results of Operations—Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 Cost of Sales and Gross Profit" in the Registration Statement.

(2) Excludes debt securities. We have borrowed all bank loans through our subsidiaries.

(3) In thousands.

Year Ended December 31, 2001 (unaudited) Compared to Year Ended December 31, 2000

Net Sales. Our unconsolidated net sales decreased 24.3% from NT$166,228 million in 2000 to NT$125,888 million in 2001. This decrease was primarily due to a 36.7% decrease in unconsolidated wafer sales volume, from 3,408 thousand in 2000 to 2,159 thousand in 2001, partially offset by a 10.3% increase in the unconsolidated average selling price of our wafers. The decrease in unconsolidated wafer sales volume is due primarily to the significant downturn in the semiconductor industry. The increase in the unconsolidated average selling price of our wafers in 2001 was primarily the result of a significant increase in the percentage of our net sales comprised of relatively higher priced semiconductors with a resolution of 0.18 micron and below, partially offset by a decrease in the average selling prices for those semiconductors. We expect our unconsolidated net sales in the first quarter of 2002 to grow by a single-digit (in the mid-to-high range) percentage rate versus our unconsolidated net sales in the fourth quarter of 2001. This statement is a forward-looking statement subject to significant risks and uncertainties, including those set forth in "Risk Factors" in the Registration Statement.

Commencing in 2002, our sales to customers in the United States are accounted for as an initial sale by Taiwan Semiconductor Manufacturing Company Limited to TSMC North America and then a sale by TSMC North America to the customers. The sale price used for the internal transfer between TSMC and TSMC North America will be determined according to a ratio test determined after consultation with the United States Internal Revenue Service. In all periods prior to December 31, 2001, sales to customers in the United States were accounted for as direct sales by Taiwan Semiconductor Manufacturing Company Limited. The total amount of these sales was booked as our unconsolidated net sales and a commission equal to approximately 1% of the sales price was accounted for as operating expenses in our unconsolidated accounts, while a corresponding amount was accounted for as revenue for the account of TSMC North America.

Cost of Sales and Gross Profit. Our unconsolidated cost of sales decreased 0.8% from NT$90,231 million in 2000 to NT$89,507 million in 2001. This decrease resulted from a decrease in our general requirements for materials, labor and other components as a result of our 36.7% decrease in unconsolidated wafers sold, partially offset by a 47.9% increase in unconsolidated depreciation and amortization expenses from NT$33,051 million in 2000 to NT$48,876 million in 2001 and an increase in some material and labor costs required for the manufacture of advanced semiconductors. Our unconsolidated depreciation and amortization expenses increased in 2001 primarily because of the increased depreciation associated with ramping up Fab 6, the capacity increase at Fab 8 and the additional capacity acquired in our merger with TSMC-Acer.

Our unconsolidated gross margin decreased from 46% in 2000 to 29% in 2001. The decrease in our unconsolidated gross margin was principally the result of the decreased sales volumes, as the unconsolidated average utilization rate of our fabs fell from 106% in 2000 to 51% in 2001. We currently expect our unconsolidated gross margin for the first quarter of 2002 to remain at a level comparable with our 33% unconsolidated gross margin for the fourth quarter of 2001. We also currently expect our utilization rate of the capacity currently available for the production of semiconductors with a resolution of 0.18 micron and below at our wholly-owned fabrication plants in Taiwan to reach 90% in the first quarter of 2002. In addition, we currently expect our utilization rate of the capacity currently available for the production of semiconductors with a resolution of 0.25 or 0.22 micron to exceed 60% in the first quarter of 2002. As a result, our overall utilization rate is expected to improve to approximately 60% in the first quarter of 2002. These statements are forward-looking statements subject to significant risks and uncertainties, including those set forth in "Risk Factors" in the Registration Statement. Our unconsolidated cost of sales will also be affected in all periods after December 31, 2001 by the elimination of the approximately 1% commission previously payable to TSMC North America in connection with sales by us to customers in the United States as described above. Please see "Management's Discussion and Analysis of Financial Condition and Consolidated Results of Operations—Year Ended December 31, 2000 Compared to Year Ended December 31, 1999—Cost of Sales and Gross Profit" in our Registration Statement for a discussion of the reclassification of some amounts from cost of sales to research and development in our accounts for 1999 and 2000.

Operating Expenses. Our total unconsolidated operating expenses increased 23.2% from NT$15,456 million in 2000 to NT$19,039 million in 2001. Unconsolidated general and administrative expenses increased 14.1% from NT$5,299 million in 2000 to NT$6,049 million in 2001. This increase resulted primarily from preparations in connection with the expected production of twelve-inch wafers. Unconsolidated marketing expenses decreased 20.7% from NT$2,953 million in 2000 to NT$2,341 million in 2001. This decrease resulted primarily from reductions in bad debt expenses and DRAM selling commissions paid to Vanguard in 2001.

Unconsolidated research and development expenses increased 47.8% from NT$7,204 million in 2000 to NT$10,649 million in 2001. Unconsolidated research and development expenses increased significantly as a result of our increased expenditures related to the development of our 0.13 and 0.10 micron and twelve-inch wafer production technology, along with copper interconnect technology, as part of our increased focus on being a leader in developing advanced process technology. We anticipate that our annual research and development expenditures will remain at a similar absolute level in 2002 as in 2001.

Please see "Management's Discussion and Analysis of Financial Condition and Consolidated Results of Operations—Year Ended December 31, 2000 Compared to Year Ended December 31, 1999—Cost of Sales and Gross Profit" in our Registration Statement for a discussion of the reclassification of some amounts from cost of sales to research and development in our accounts for 1999 and 2000.

Income from Operations. Unconsolidated income from operations decreased 71.4% from NT$60,541 million in 2000 to NT$17,342 million in 2001. This was due principally to the global decline in demand in the semiconductor industry. Our unconsolidated operating margin decreased from 36% in 2000 to 14% in 2001. We currently expect our unconsolidated operating margin for the first quarter of 2002 to improve from our unconsolidated operating margin for the fourth quarter of 2001. This statement is a forward-looking statement subject to significant risks and uncertainties, including those set forth in "Risk Factors" in the Registration Statement.

Non-Operating Income and Expenses. Unconsolidated non-operating income decreased 45.5% from NT$5,301 million in 2000 to NT$2,892 million in 2001. This decrease principally resulted from a NT$763 million decrease in insurance compensation and the elimination of a NT$828 million foreign exchange gain and a NT$779 million net equity in net income of investee companies recorded in 2000. Unconsolidated non-operating expenses increased 378% from NT$2,005 million in 2000 to NT$9,575 million in 2001. This increase principally resulted from a NT$6,430 million net equity in net loss of investee companies and a NT$696 million foreign exchange loss recorded in 2001.

Income Tax Expense (Benefit). Unconsolidated income tax benefit increased 201% from NT$1,269 million in 2000 to NT$3,824 million in 2001. This increase primarily resulted from a significant decrease in income tax payable at the statutory rate due to a reduction in income before income tax and a significant increase in available investment tax credits due to the substantial capital expenditures made in the second half of 2000 and in 2001 that were eligible for investment tax credits in 2001. We anticipate that our tax benefit will be substantially less in 2002 due to a significant reduction in capital expenditures in 2001 and the expiration of most applicable tax holidays for Fab 2, Fab 3, Fab 4 and Fab 5.

Net Income. Unconsolidated net income decreased 77.8% from NT$65,106 million in 2000 to NT$14,483 million in 2001. Our net unconsolidated margin decreased from 39% for 2000 to 12% for 2001. We currently expect our net unconsolidated margin to continue to improve from the level of the fourth quarter of 2001. This statement is a forward-looking statement subject to significant risks and uncertainties, including those set forth in "Risk Factors" in the Registration Statement.

Capital Expenditures. Our unconsolidated capital expenditures decreased 14.2% from NT$79,270 million in 2000 to NT$68,002 in 2001. We currently expect our unconsolidated capital expenditures to be approximately 25% less (in US$) in 2002 than in 2001. This statement is a forward-looking statement subject to significant risks and uncertainties, including those set forth in "Risk Factors" in the Registration Statement.

English Translation of Financial Statements Originally Issued in Chinese
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

BALANCE SHEETS
December 31, 2001 and 2000
(In Thousand New Taiwan Dollars, Except Par Value)

ASSETS	2001 Amount (unaudited)	%	2000 Amount	%
CURRENT ASSETS				
Cash and cash equivalents (Notes 2 and 3)	$ 33,403,705	10	$ 35,664,440	11
Receivable from related parties (Note 12)	523,861	-	994,815	-
Notes receivable	176,582	-	125,175	-
Accounts receivable	19,357,635	6	30,335,314	9
Allowance for doubtful receivables (Note 2)	(1,100,492)	-	(946,734)	-
Allowance for sales returns and others (Note 2)	(2,581,551)	(1)	(2,204,167)	(1)
Inventories - net (Notes 2 and 4)	8,504,413	2	10,967,535	3
Deferred income tax assets (Notes 2 and 11)	2,347,000	1	8,722,000	2
Prepaid expenses and other current assets (Notes 2 and 12)	2,421,565	1	2,691,808	1
Total Current Assets	63,552,725	19	85,950,586	25
LONG-TERM INVESTMENTS (Notes 2 and 5)	32,369,391	10	33,422,010	10
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 6 and 12)				
Cost				
Buildings	52,527,184	16	46,307,643	14
Machinery and equipment	242,347,119	72	210,461,923	62
Office equipment	4,754,183	1	3,672,527	1
Total cost	299,628,486	89	260,442,493	77
Accumulated depreciation	(140,224,640)	(42)	(94,532,168)	(28)
Advance payments and construction in progress	56,095,395	17	40,895,045	12
Net Property, Plant and Equipment	215,499,242	64	207,005,370	61
GOODWILL (Note 2)	2,961,317	1	3,309,707	1
OTHER ASSETS				
Deferred income tax assets (Notes 2 and 11)	16,175,070	5	6,559,296	2
Deferred charges - net (Notes 2 and 7)	3,239,723	1	3,122,610	1
Refundable deposits	772,912	-	967,985	-
Assets leased to others (Note 2)	555,053	-	625,647	-
Miscellaneous	9,250	-	9,250	-
Total Other Assets	20,752,008	6	11,284,785	3
TOTAL ASSETS	$ 335,734,684	100	$ 340,972,458	100

LIABILITIES AND SHAREHOLDERS' EQUITY	2001 Amount (unaudited)	%	2000 Amount	%
CURRENT LIABILITIES				
Payable to related parties (Note 12)	$ 2,082,605	1	$ 4,346,578	1
Accounts payable	1,123,894	-	7,989,555	3
Payables to contractors and equipment suppliers	12,367,319	4	24,392,400	7
Accrued expenses and other current liabilities (Note 15)	4,536,800	1	4,409,731	1
Lease obligation payable	-	-	50,000	-
Current portion of bonds (Note 8)	5,000,000	1	-	-
Total Current Liabilities	25,210,619	7	41,188,662	12
NONCURRENT LIABILITIES				
Bonds (Note 8)	24,000,000	7	29,000,000	8
Guarantee deposits	7,210,972	2	7,086,379	2
Accrued pension cost (Notes 2 and 10)	1,354,853	1	1,509,535	1
Deferred gain on sale-leaseback (Note 2)	268,165	-	434,183	-
Total Noncurrent Liabilities	33,333,990	10	38,030,097	11
Total Liabilities	58,544,609	17	79,218,759	23
SHAREHOLDERS' EQUITY (Notes 2 and 9)				
Capital stock - $10 par value				
Authorized: 24,600,000 thousand shares in 2001 and 17,800,000 thousand shares in 2000				
Issued:				
Preferred - 1,300,000 thousand shares	13,000,000	4	13,000,000	4
Common - 16,832,554 thousand shares in 2001 and 11,689,365 thousand shares in 2000	168,325,531	50	116,893,646	34
Capital surplus	57,128,433	17	55,285,821	16
Retained earnings:				
Appropriated as legal reserve	17,180,067	5	10,689,323	3
Appropriated as special reserve	349,941	-	1,091,003	1
Unappropriated earnings	19,977,402	6	65,143,847	19
Cumulative translation adjustments	1,228,701	1	(278,377)	-
Unrealized loss on long-term investment	-	-	(71,564)	-
Total Shareholders' Equity	277,190,075	83	261,753,699	77
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 335,734,684	100	$ 340,972,458	100

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF INCOME

For the Years Ended December 31, 2001 and 2000
(In Thousand New Taiwan Dollars, Except Earnings Per Share)

	2001		2000	
	Amount (unaudited)	%	Amount	%
GROSS SALES (Notes 2, 12 and 16)	$ 128,563,819		$ 169,223,128	
SALES RETURNS AND ALLOWANCES (Note 2)	(2,675,816)		(2,994,708)	
NET SALES	125,888,003	100	166,228,420	100
COST OF SALES (Note 12)	89,506,952	71	90,231,581	54
GROSS PROFIT	36,381,051	29	75,996,839	46
OPERATING EXPENSES (Note 12)				
Research and development	10,649,019	8	7,203,591	5
General and administrative	6,048,665	5	5,299,135	3
Marketing	2,341,081	2	2,953,008	2
Total Operating Expenses	19,038,765	15	15,455,734	10
INCOME FROM OPERATIONS	17,342,286	14	60,541,105	36
NON-OPERATING INCOME				
Interest	1,365,919	1	1,575,460	1
Insurance compensation	860,835	1	1,623,832	1
Premium income (Notes 2 and 15)	234,732	-	8,115	-
Technical service income (Note 12)	55,077	-	23,557	-
Gain on sales of property, plant and equipment (Note 2)	52,376	-	62,921	-
Gain on sales of short-term investments (Note 2)	-	-	104,643	-
Foreign exchange gain – net (Note 2)	-	-	828,025	1
Equity in net income of investee companies - net (Notes 2 and 5)	-	-	779,326	-
Other (Note 12)	322,618	-	295,295	-
Total Non-Operating Income	2,891,557	2	5,301,174	3
NON-OPERATING EXPENSES				
Equity in net loss of investee companies – net (Notes 2 and 5)	6,429,631	5	-	-
Interest (Notes 6 and 15)	1,951,830	2	1,858,197	1
Foreign exchange loss – net (Notes 2 and 15)	695,620	-	-	-

English Translation of Financial Statements Originally Issued in Chinese

	2001	%	2000	%
(Forward)				
Loss on sales and provision for loss on property, plant and equipment (Note 2)	$ 234,862	-	$ 99,220	-
Loss on sale of long-term investments (Note 2)	102,978	-	-	-
Amortization of bond issue cost (Note 2)	12,504	-	32,658	-
Other	147,703	-	14,610	-
Total Non-Operating Expenses	9,575,128	7	2,004,685	1
INCOME BEFORE INCOME TAX	10,658,715	9	63,837,594	38
INCOME TAX BENEFIT (Notes 2 and 11)	3,824,459	3	1,268,600	1
NET INCOME	$ 14,483,174	12	$ 65,106,194	39
EARNINGS PER SHARE				
Based on common stock weighted-average number of common shares outstanding – 16,832,554 thousand shares in 2001 and 11,400,882 thousand shares in 2000	$0.83		$5.71	
Based on 16,417,270 thousand shares			$3.96	

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000
(In Thousand New Taiwan Dollars)

	CAPITAL STOCK ISSUED				CAPITAL SURPLUS (Note 2)						
	Preferred Stock		Common Stock								
	Shares (Thousand)	Amount	Shares (Thousand)	Amount	From Consolidation	Additional Paid-in Capital	From Long-term Investment	Excess on Foreign Fund Investment	Gain on Sale of Properties	Donations	Total
BALANCE, JANUARY 1, 2000	-	$ -	7,670,832	$ 76,708,317	$ -	$ -	$ 472,340	$ 11,289,998	$ 69,038	$ 55	$ 11,830,411
Appropriations of prior years' earnings											
Legal reserve	-	-	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	-	-	-	-	-	-	-
Bonus to employees - stock	-	-	172,121	1,721,208	-	-	-	-	-	-	-
Stock dividends - 25.5%	-	-	1,959,910	19,599,103	-	-	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	-	-	-	-	-	-
Capital transferred from capital surplus - 1.45%	-	-	187,937	1,879,366	-	-	-	(1,879,366)	-	-	(1,879,366)
Issuance of shares on June 8, 2000	-	-	115,000	1,150,000	-	23,172,550	-	-	-	-	23,172,550
Issuance of shares for the merger on June 30, 2000	-	-	1,583,513	15,835,132	22,329,129	-	-	-	-	-	22,329,129
Issuance of preferred stocks on November 29, 2000	1,300,000	13,000,000	-	-	-	-	-	-	-	-	-
Net income in 2000	-	-	-	-	-	-	-	-	-	-	-
Gain on sales of property, plant and equipment	-	-	-	-	-	-	-	-	58,178	-	58,178
Gain on sales of property, plant and equipment from investees	-	-	-	-	-	-	5,502	-	-	-	5,502
Adjustment arising from changes in shareholders' equity of investees	-	-	-	-	-	-	(231,581)	-	-	-	(231,581)
Unrealized loss on long-term investment from investees	-	-	-	-	-	-	-	-	-	-	-
Translation adjustments	-	-	-	-	-	-	-	-	-	-	-
BALANCE, DECEMBER 31, 2000	1,300,000	13,000,000	11,689,365	116,893,656	22,329,129	23,172,550	246,211	9,410,632	127,236	55	55,285,621
Appropriations of prior years' earnings											
Legal reserve	-	-	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	-	-	-	-	-	-	-
Bonus to employees - stock	-	-	467,443	4,674,426	-	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	-	-	-	-	-	-
Stock dividends - 40%	-	-	4,675,746	46,757,459	-	-	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	-	-	-	-	-	-
Net income in 2001	-	-	-	-	-	-	-	-	-	-	-
Reclassification of the accumulated deficits from the merged company	-	-	-	-	1,803,168	-	-	-	-	-	1,803,168
Gain on sales of property, plant and equipment	-	-	-	-	-	-	-	-	39,282	-	39,282
Gain on sales of property, plant and equipment from investees	-	-	-	-	-	-	162	-	-	-	162
Reversal of the unrealized loss on long-term investments	-	-	-	-	-	-	-	-	-	-	-
Translation adjustments	-	-	-	-	-	-	-	-	-	-	-
BALANCE, DECEMBER 31, 2001 (unaudited)	1,300,000	$ 13,000,000	16,833,554	$ 168,335,538	$ 24,132,297	$ 23,172,550	$ 246,373	$ 9,410,632	$ 166,518	$ 55	$ 57,128,425

	RETAINED EARNINGS (Note 2)				UNREALIZED LOSS ON LONG-TERM INVESTMENT (NOTE 2)	CUMULATIVE TRANSLATION ADJUSTMENTS (NOTE 2)	TOTAL SHAREHOLDERS' EQUITY
	Legal Reserve	Special Reserve	Unappropriated Earnings	Total			
BALANCE, JANUARY 1, 2000	$ 8,258,359	$ -	$ 25,062,256	$ 33,320,615	$ -	($ 1,091,003)	$ 120,569,841
Appropriations of prior years' earnings							
Legal reserve	2,430,964	-	(2,430,964)	-	-	-	-
Special reserve	-	1,091,003	(1,091,003)	-	-	-	-
Bonus to employees - stock	-	-	(1,721,208)	(1,721,208)	-	-	-
Stock dividends - 25.5%	-	-	(19,599,103)	(19,599,103)	-	-	-
Bonus to directors and supervisors	-	-	(215,151)	(215,151)	-	-	(215,151)
Capital transferred from capital surplus - 1.45%	-	-	-	-	-	-	-
Issuance of shares on June 8, 2000	-	-	-	-	-	-	24,322,550
Issuance of shares for the merger on June 30, 2000	-	-	(135,077)	(135,077)	-	-	38,029,184
Issuance of preferred stocks on November 29, 2000	-	-	-	-	-	-	13,000,000
Net income in 2000	-	-	65,106,194	65,106,194	-	-	65,106,194
Gain on sales of property, plant and equipment	-	-	(58,178)	(58,178)	-	-	-
Gain on sales of property, plant and equipment from investees	-	-	(5,502)	(5,502)	-	-	-
Adjustment arising from changes in shareholders' equity of investees	-	-	231,583	231,583	-	-	-
Unrealized loss on long-term investment from investees	-	-	-	-	(71,564)	-	(71,564)
Translation adjustments	-	-	-	-	-	812,626	812,626
BALANCE, DECEMBER 31, 2000	10,689,323	1,091,003	65,143,847	76,924,173	(71,564)	(278,377)	261,853,699
Appropriations of prior years' earnings							
Legal reserve	6,490,744	-	(6,490,744)	-	-	-	-
Special reserve	-	(741,062)	741,062	-	-	-	-
Bonus to employees - stock	-	-	(4,674,426)	(4,674,426)	-	-	-
Cash dividends	-	-	(41,137)	(41,137)	-	-	(41,137)
Stock dividends - 40%	-	-	(46,757,459)	(46,757,459)	-	-	-
Bonus to directors and supervisors	-	-	(584,303)	(584,303)	-	-	(584,303)
Net income in 2001	-	-	14,483,174	14,483,174	-	-	14,483,174
Reclassification of the accumulated deficits from the merged company	-	-	(1,803,168)	(1,803,168)	-	-	-
Gain on sales of property, plant and equipment	-	-	(39,282)	(39,282)	-	-	-
Gain on sales of property, plant and equipment from investees	-	-	(162)	(162)	-	-	-
Reversal of the unrealized loss on long-term investments	-	-	-	-	71,564	-	71,564
Translation adjustments	-	-	-	-	-	1,507,078	1,507,078
BALANCE, DECEMBER 31, 2001 (unaudited)	$ 17,180,067	$ 349,941	$ 19,977,632	$ 37,507,640	$ -	$ 1,228,701	$ 277,180,075

The accompanying notes are an integral part of the financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000
(In Thousand New Taiwan Dollars)

	2001 (unaudited)	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 14,483,174	$ 65,106,194
Net income of the merged companies	-	(135,077)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	48,875,754	33,051,197
Deferred income taxes	(3,840,777)	(1,059,841)
Equity in net loss (income) of investee companies – net	6,429,631	(779,326)
Loss on sales of long-term investments	102,978	-
Loss on sales of and provision for loss on property, plant and equipment	182,486	13,823
Accrued pension cost	345,318	360,673
Allowance for doubtful receivables	153,758	490,835
Allowance for sales returns and others	377,384	965,503
Changes in operation assets and liabilities:		
Decrease (increase) in:		
Receivable from related parties	470,954	(538,201)
Notes receivable	(51,407)	96,364
Accounts receivable	10,377,678	(14,268,429)
Inventories – net	2,463,517	(2,985,133)
Prepaid expenses and other current assets	359,342	729,775
Forward exchange contract receivable	49,480	7,108
Increase (decrease) in:		
Payable to related parties	(2,263,972)	3,552,646
Accounts payable	(6,866,059)	2,379,105
Forward exchange contract payable	218,165	76,168
Accrued expenses and other current liabilities	(201,096)	736,885
Net Cash Provided by Operating Activities	71,666,308	87,800,269
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in short-term investments	-	236,250
Acquisitions of:		
Property, plant and equipment	(68,002,448)	(79,270,461)
Long-term investments	(4,563,682)	(11,866,583)
Proceeds from sales of:		
Property, plant and equipment	298,231	219,233
Long-term investments	162,334	-

(Forward)		
Increase in deferred charges	($ 1,465,703)	($ 1,089,730)
Decrease (increase) in refundable deposits	195,073	(770,733)
Cash inflow from the merged companies	-	1,412,404
Net Cash Used in Investing Activities	(73,376,195)	(91,129,620)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of:		
Long-term bonds	-	9,000,000
Capital stock	-	37,322,550
Payments on:		
Short-term bank loans	-	(12,635,000)
Commercial paper	-	(5,479,288)
Lease obligation payable	(50,000)	-
Long-term bank loans	-	(7,550,000)
Increase in guarantee deposits	124,593	1,900,663
Bonus paid to directors and supervisors	(584,303)	(215,151)
Cash dividends paid on preferred shares	(41,137)	-
Net Cash Provided by (Used in) Financing Activities	(550,847)	22,343,774
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,260,734)	19,014,423
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	35,664,440	16,650,017
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$ 33,403,706	$ 35,664,440
SUPPLEMENTAL INFORMATION		
Interest paid (excluding the amounts of $207,297 and $72,903 capitalized in 2001 and 2000, respectively)	$ 1,980,399	$ 2,366,026
Income tax paid	$ 16,318	$ -
Noncash investing and financing activities:		
Effect of exchange rate changes on cash and cash equivalents	$ 1,258,395	$ 1,009,264
Current portion of long-term liabilities	$ 5,000,000	$ 50,000
Cash paid for acquisitions of property, plant and equipment:		
Total acquisitions	$ 55,977,367	$ 89,963,658
Decrease (increase) in payables to contractors and equipment suppliers	12,025,081	(10,693,197)
	$ 68,002,448	$ 79,270,461